CUSIP No. 81424D109                                          Page 31 of 32 Pages


                                                                       EXHIBIT 8


September 4, 2001



Ms. Mary Beth Bonaventura, Chairman             VIA TELEFAX
Security Financial Bancorp, Inc.
9321 Wicker Avenue
St. John, IN  46373


Dear Mary Beth:


We were surprised to see that Security Financial (the Company) claimed in a public securities filing (the August 29, 2001 SEC Form 8-K) that "the Company issued a press release relating to the complaint on August 27, 2001" (italics and bold added). As you know, the Board of Directors of Security Financial reviewed a draft of that press release on the evening of August 28th, after the markets and newswires had closed, so the press release could not have gone out before the 29th, and certainly not on the 27th.

Under normal circumstances no one may care about such a discrepancy. However, as a judge, you know the importance of these dates given the ongoing litigation between ourselves (the PL Capital Group et al) and the Company and its Board over the timing and effectiveness of the Company's previous press release (the July 13th Purported Press Release, as defined in the litigation). We are dumbfounded the Company, the Special Litigation Committee of the Board and the Company's attorneys would allow a SEC filing to be filed with such a material potentially misleading statement. In our opinion, at best it is an incredibly embarrassing administrative oversight, which is unlikely given the level of scrutiny the press release received. At worst, it's a deliberate attempt to confuse shareholders and manipulate the corporate governance process.

Additionally, despite the Company's claim in its August 29th securities filing that the August 27th press release was "issued", to our knowledge there are no public news or investor sites that have a record of the press release itself. Of the 26 widely used sites we checked (as of Friday August 31) there was no record of the press release on any of them (10 of the sites did contain links to the SEC 8-K filing which had the press release as an attachment if one had knowledge enough to look for it there).

Once again, the Company failed to realize its method of distributing press releases is completely ineffective in reaching its shareholders and the public at large. We suggest that you strongly encourage the management of the Company to engage a public relations firm to provide advice on how to disseminate press releases given management's continued refusal to

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CUSIP No. 81424D109                                          Page 32 of 32 Pages



listen to our advice on this subject. The only positive note is that at least the Company filed a Form 8-K, unlike the July 13th press release.

Please provide a copy of this letter to Mr. Hyland and the rest of the Board of Directors.

Sincerely,

/s/ Richard Lashley                     /s/ John Palmer

Richard Lashley                         John Palmer
Principal                               Principal